FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Jasinski, Kenneth M.	2. Issuer Name and Ticker or Trading Symbol Energy East Corporation (EAS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President & Chief Financial Officer
(Last) (First) (Middle) Energy East Corporation P.O. Box 12904, Suite 1955, 19th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 12, 2003
(Street) Albany, NY 12212-2904		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/13/03		A		19000.0000	A		23000.0000	D
Common Stock								200.0000(1)	I	By Self as Custodian for Son
Common Stock								200.0000(1)	I	By Self as Custodian for Daughter
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy) / SAR (2)	20.0625							(3)	4/29/08	Common Stock	100000.0000		100000.0000	D
Employee Stock Option (right to buy) / SAR (2)	26.7188							(4)	2/19/09	Common Stock	100000.0000		100000.0000	D
Employee Stock Option (right to buy) / SAR (2)	23.0625							(5)	2/11/10	Common Stock	100000.0000		100000.0000	D
Employee Stock Option (right to buy) / SAR (2)	18.5500							(6)	2/1/11	Common Stock	100000.0000		100000.0000	D
Employee Stock Option (right to buy) / SAR (2)	20.1800							(7)	5/29/11	Common Stock	59000.0000		59000.0000	D
Employee Stock Option (right to buy) / SAR(2)	19.6200							(8)	2/8/12	Common Stock	200000.0000		200000.0000	D
Employee Stock Option (right to buy) / SAR(2)	19.1000	2/12/03		A		67500.000		(9)	2/12/13	Common Stock	67500.000		67500.000	D

Explanation of Responses:

(1) Beneficial ownership expressly disclaimed.
(2) The Stock Appreciation Right (SAR) was issued in tandem with an Employee Stock Option (right to buy). The exercise of a SAR will result in the corresponding cancellation of the Employee Stock Option (right to buy) to the extent of the number of shares of the Company's Common Stock as to which SARs are exercised. The exercise of the Employee Stock Option (right to buy) will result in the corresponding cancellation of a SAR to the extent of the number of shares of the Company's Common Stock as to which the Employee Stock Option (right to buy) is exercised.
(3) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on January 1, 1999; (b) in aggregate as to no more than 66 2/3% on January 1, 2000; and (c) on January 1, 2001 as to 100% of all options which have not been previously exercised.
(4) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 19, 1999; (b) in aggregate as to no more than 66 2/3% on January 1, 2000; and (c) on January 1, 2001 as to 100% of all options which have not been previously exercised.
(5) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 11, 2000; (b) in aggregate as to no more than 66 2/3% on January 1, 2001; and (c) on January 1, 2002 as to 100% of all options which have not been previously exercised.
(6) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 1, 2001; (b) in aggregate as to no more than 66 2/3% on January 1, 2002; and (c) on January 1, 2003 as to 100% of all options which have not been previously exercised.
(7) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on May 29, 2001; (b) in aggregate as to no more than 66 2/3% on January 1, 2002; and (c) on January 1, 2003 as to 100% of all options which have not been previously exercised.
(8) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 8, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2003; and (c) on January 1, 2004 as to 100% of all options which have not been previously exercised.
(9) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 12, 2003; (b) in aggregate as to no more than 66 2/3% on January 1, 2004; and (c) on January 1, 2005 as to 100% of all options which have not been previously exercised.

By: /s/ Kenneth M. Jasinski **Signature of Reporting Person	2/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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